                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                            Crop Growers Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    227297108
           --------------------------------------------------------
                                 (CUSIP Number)

                               David Sonenstein
                      777 San Marin Drive, Novato, CA 94998
                                (415) 899-2000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  March 5, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP No. 227297108                   13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Fireman's Fund Insurance Company 94 - 1610280
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power   2,582,194 (1) shares of common stock
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power   none
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power   2,582,194 (1) shares of common stock
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power    none
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,582,194 (1) shares of common stock
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     29.62%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IC CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

     (1) Includes 10,000 shares of Series A Convertible Preferred Stock, which converts to 754,717 shares of common stock.

ITEM 1.   SECURITY AND ISSUER.

     This Schedule relates to the Common Stock of Crop Growers Corporation ("Crop Growers"). The principal executive offices of Crop Growers are located at 10895 Lowell, Suite 300, Overland Park, Kansas 66210.

ITEM 2.   IDENTITY AND BACKGROUND.

     This Schedule 13D is filed by Fireman's Fund Insurance Company ("FFIC"), a corporation organized under the laws of the State of California. The principal business of FFIC is insurance. The address of the principal business and the principal office of FFIC is 777 San Marin Drive, Novato, California 94998.

     FFIC is a wholly-owned subsidiary of Allianz of America, Inc. ("AZOA"). Allianz Aktiengesellschaft Holding ("AZ AG") holds 90% of the voting securities of AZOA. AZ AG's business address is Koniginstrasse 28, 80802 Munich, Federal Republic of Germany. AZOA's business address is 55 Green Farms Road, Westport, Connecticut 06881.

     The following information is provided with respect to each member of the Board of Management of AZ AG:

     Dr. Henning Schulte-Noelle, Chairman
     Koniginstrasse 28, 80802 Munich
     Federal Republic of Germany
     Principal occupation: Chairman of the Board of Management, AZ AG; Director, President and CEO, AZOA; Director, FFIC
     Citizenship: German

     Mr. Detlev Bremkamp
     Koniginstrasse 28, 80802 Munich
     Federal Republic of Germany
     Principal occupation: Member of the Board of Management
     Citizenship: German

     Dr. Reiner Hagemann
     Koniginstrasse 28, 80802 Munich
     Federal Republic of Germany
     Principal occupation: Member of the Board of Management
     Citizenship: German

     Dr. Gerhard Rupprecht
     Koniginstrasse 28, 80802 Munich
     Federal Republic of Germany
     Principal occupation: Member of the Board of Management
     Citizenship: German

     Dr. Diethart Breipohl
     Koniginstrasse 28, 80802 Munich
     Federal Republic of Germany
     Principal occupation: Member of the Board of Management, AZ AG; Director, AZOA
     Citizenship: German

     Dr. Roberto Gavazzi
     Koniginstrasse 28, 80802 Munich
     Federal Republic of Germany
     Principal occupation: Member of the Board of Management
     Citizenship: Italian

     Mr. Herbert Hansmeyer
     777 San Marin Drive
     Novato, CA 94998
     Principal occupation: Member of the Board of Management, AZ AG; Director, AZOA; Director, Chairman of the Board, FFIC Citizenship: German

     The following information is provided with respect to each executive officer and director of AZOA:

     Dr. Henning Schulte-Noelle, Chairman
     Koniginstrasse 28, 80802 Munich
     Federal Republic of Germany
     Principal occupation: Chairman of the Board of Management, AZ AG; Director, President and CEO, AZOA; Director, FFIC
     Citizenship: German

     Mr. Lowell C. Anderson
     1750 Hennepin Avenue
     Minneapolis, MN 55403
     Principal occupation: Director, AZOA
     Citizenship: U.S.A.

     Dr. Diethart Breipohl
     Koniginstrasse 28, 80802 Munich
     Federal Republic of Germany
     Principal occupation: Member of the Board of Management, AZ AG; Director, AZOA
     Citizenship: German

     Mr. Herbert Hansmeyer
     777 San Marin Drive
     Novato, CA 94998
     Principal occupation: Member of the Board of Management, AZ AG; Director, AZOA; Director, Chairman of the Board, FFIC Citizenship: German

     Mr. David P. Marks
     55 Green Farms Road
     Westport, CT 06881
     Principal occupation: Director, Secretary and Assistant Treasurer, AZOA; Executive Vice President, FFIC
     Citizenship: U.S.A.

     Dr. Hans Jurgen Schinzler
     500 Lexington Avenue
     New York, NY 10022
     Principal occupation: Director, AZOA
     Citizenship: German

     Mr. Joe L. Stinnette, Jr.
     777 San Marin Drive
     Novato, CA 94998
     Principal occupation: Director, AZOA; Director, President and Chief Executive Officer, FFIC
     Citizenship: U.S.A.

     Mr. Ronald M. Clark
     55 Green Farms Road
     Westport, CT 06881
     Principal occupation: Treasurer and Assistant Secretary, AZOA
     Citizenship: U.S.A.

     The following information is provided with respect to each executive officer and director of FFIC:

     Mr. Gary E. Black
     777 San Marin Drive
     Novato, CA 94998
     Principal occupation: Director, Executive Vice President, FFIC
     Citizenship: U.S.A.

     Mr. Herbert Hansmeyer
     777 San Marin Drive
     Novato, CA 94998
     Principal occupation: Member of the Board of Management, AZ AG; Director, Chairman of the Board, FFIC
     Citizenship: German

     Mr. David R. Pollard
     777 San Marin Drive
     Novato, CA 94998
     Principal occupation: Director, Executive Vice President, FFIC
     Citizenship: U.S.A.

     Mr. Jeffrey H. Post
     777 San Marin Drive
     Novato, CA 94998
     Principal occupation: Director, Executive Vice President,
     Chief Financial Officer and Actuary, FFIC
     Citizenship: U.S.A.

     Mr. Thomas E. Rowe
     777 San Marin Drive
     Novato, CA 94998
     Principal occupation: Director, Executive Vice President, FFIC
     Citizenship: U.S.A.

     Dr. Henning Schulte-Noelle
     Koniginstrasse 28, 80802 Munich
     Federal Republic of Germany
     Principal occupation: Chairman of the Board of Management, AZ AG; Director, President and CEO, AZOA; Director, FFIC
     Citizenship: German

     Mr. Joe L. Stinnette, Jr.
     777 San Marin Drive
     Novato, CA 94998
     Principal occupation: Director, AZOA; Director, President and Chief Executive Officer, FFIC
     Citizenship: U.S.A.

     Mr. David P. Marks
     55 Green Farms Road
     Westport, CT 06881
     Principal occupation: Director, Secretary and Assistant
     Treasurer, AZOA; Executive Vice President, FFIC
     Citizenship: U.S.A.

     Mr. Harold N. Marsh, III
     777 San Marin Drive
     Novato, CA 94998
     Principal occupation: Senior Vice President & Treasurer
     Citizenship: U.S.A.

     Mr. Thomas A. Swanson
     777 San Marin Drive
     Novato, CA 94998
     Principal occupation: Senior Vice President, General
     Counsel & Corporate Secretary
     Citizenship: U.S.A.

     FFIC, AZOA, AZ AG and their respective executive officers and directors have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          FFIC utilized funds from its working capital to effectuate the purchase of 10,000 shares of Crop Growers Series A Convertible Preferred Stock on July 10, 1996. The total purchase price for those securities was $10,000,000. When purchasing the shares of Crop Growers Common Stock owned by Mr. John Hemmingson and Mr. Gary Black, FFIC anticipates utilizing funds from its working capital. The aggregate purchase price for the securities owned by Mr. Hemmingson and Mr. Black is $18,274,770.

          FFIC estimates that the total consideration payable upon the consummation of the merger (including amounts payable with respect to its Series A Convertible Preferred Stock and its common stock purchased from Mr. Hemmingson and Mr. Black, and including amounts needed to settle outstanding Crop Growers stock options) with Crop Growers is approximately $92,500,000. FFIC currently expects to utilize working capital funds to effectuate such payment.

ITEM 4.   PURPOSE OF TRANSACTION.

          On July 10, 1996, FFIC and Crop Growers entered into a stock purchase agreement (the "Stock Purchase Agreement") pursuant to which FFIC purchased 10,000 shares of Crop Growers' Series A Convertible Preferred Stock, $.01 par value (the "Preferred Shares"), for an aggregate purchase price of $10,000,000. The Preferred Shares are convertible into 754,717 shares of Crop Growers Common Stock, or approximately 8.66% of the outstanding Crop Growers Common Stock, assuming conversion of the Preferred Shares and assuming that any other outstanding rights to purchase, convert into or exchange for Crop Growers Common Stock are not exercised. The Stock Purchase Agreement contains a "standstill" provision which, in general terms, requires Crop Growers to consent to any FFIC acquisition of Common Stock which results in FFIC holding greater than 20% of the outstanding Common Stock of Crop Growers. On February 4, 1997, FFIC filed a Schedule 13G with the Securities and Exchange Commission (the "Commission") to report its beneficial ownership of the Common Stock subject to conversion of the Preferred Shares.

          On September 23, 1996, FFIC and each of John J. Hemmingson ("Hemmingson") and Gary A. Black ("Black") entered into separate Right of First Offer and First Refusal Agreements (the "Right of First Refusal Agreements"). Under the Right of First Refusal Agreements, FFIC was granted certain first offer and first refusal rights with respect to the shares of Crop Growers Common Stock owned by each of Hemmingson and Black. Such first offer and first refusal rights became operative at such time that either Hemmingson or Black notified FFIC of their intent to sell shares of Crop Growers Common Stock.

          On February 14, 1997, Hemmingson notified FFIC that he had received an offer for all shares of Crop Growers Common Stock owned by him and was offering to sell such shares to FFIC on the same terms as those contained in the offer Hemmingson had received. On February 17, 1997, Black notified FFIC that he had received an offer for all shares of Crop Growers Common Stock owned by him and was offering to sell such shares to FFIC on the same terms as those contained in the offer Hemmingson had received.

          On March 5, 1997, FFIC notified each of Hemmingson and Black that FFIC would exercise its rights under the Right of First Refusal Agreements and/or accept the offer made by Black, and purchase all shares of Crop Growers Common Stock owned by Hemmingson and Black. According to Hemmingson's February 14, 1997 notice to FFIC, Hemmingson currently owns 1,145,703 shares of Crop Growers Common Stock and Black currently owns 681,744 shares of Crop Growers Common Stock.

          On March 5, 1997, FFIC and Crop Growers entered into an Acquisition Agreement (the "Acquisition Agreement") pursuant to which Crop Growers, subject to certain conditions, would merge with a subsidiary or affiliate of FFIC, with Crop Growers being the surviving corporation (the "Acquisition"). Under the terms of the Acquisition Agreement, each common stockholder of Crop Growers would be entitled to receive $10.25 per share in cash, options to purchase Crop Growers Common Stock would be settled in cash based on the excess, if any, of $10.25 over the exercise price, and FFIC or an affiliate of FFIC would become the holder of all the outstanding shares of Crop Growers Common Stock and rights to acquire Crop Growers Common Stock. The Acquisition is subject to a number of conditions, including shareholder approval, insurance regulatory approval and the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act (the "HSR Act").

          As a result of the purchase of the shares of Crop Growers Common Stock owned by Hemmingson and Black, FFIC would beneficially own 2,582,194 shares of Crop Growers Common Stock, or 29.62% of the Crop Growers Common Stock, assuming conversion of the Preferred Shares and assuming that any other outstanding rights to purchase, convert into or exchange for Crop Growers Common Stock are not exercised. Upon consummation of the Acquisition, FFIC will own, directly or through an affiliate, 100% of the outstanding shares of Crop Growers Common Stock.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The aggregate number of shares of Crop Growers Common Stock beneficially owned by each person named in Item 2 above is as follows: After the purchase of the Preferred Shares on July 10, 1996, FFIC beneficially owned 754,717 shares of Crop Growers Common Stock, as determined in accordance with the provisions of Rule 13d-3 of the Securities Act of 1934, as amended ("Rule 13d-3"). In its representations contained in the Stock Purchase Agreement, Crop Growers stated that the number of outstanding shares of Crop Growers Common Stock on May 31, 1996 was 8,149,131. Accordingly, on July 10, 1996, after its purchase of the Preferred Shares, FFIC was the beneficial owner of approximately 8.48% of the Common Stock of Crop Growers, as determined in accordance with the provisions of Rule 13d-3. (This percentage was erroneously reported as 9.4% in the Schedule 13G filed by FFIC on February 4, 1997.)

          After acquiring the shares of Crop Growers Common Stock owned by Hemmingson and Black, FFIC will beneficially own 2,582,194 shares of Crop Growers Common

Stock, as determined in accordance with the provisions of Rule 13d-3. In a press release dated March 6, 1997, Crop Growers stated that the number of outstanding shares of Crop Growers Common Stock on February 28, 1997 was 7,962,251. Accordingly, after acquiring the shares of Crop Growers Common Stock owned by Hemmingson and Black, FFIC will be the beneficial owner of approximately 29.62% of the Common Stock of Crop Growers, as determined in accordance with the provisions of Rule 13d-3.

          (b) FFIC has the sole power to vote and dispose of the 2,582,194 shares of Crop Growers Common Stock that it will beneficially own after acquiring the shares owned by Hemmingson and Black. No other person is known to have or share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (c) Other than the acquisition of shares of Common Stock from Hemmingson and Black and as proposed in the Acquisition Agreement, FFIC has not engaged in any transaction in the past sixty days with respect to the Common Stock of Crop Growers.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          (i) Stock Purchase Agreement, dated as of July 10, 1997, by and between FFIC and Crop Growers. (See Item 4 for description).

          (ii) Right of First Offer and First Refusal Agreement, dated as of September 23, 1996, between FFIC, Crop Growers and John J. Hemmingson (the "Hemmingson Right of First Refusal Agreement"). Under this agreement, Hemmingson granted to FFIC certain first offer and first refusal rights with respect to shares of Crop Growers Common Stock owned by Hemmingson. In the event Hemmingson wishes to sell shares of Crop Growers Common Stock but does not have a particular buyer or transaction in mind, he may offer for sale to FFIC any amount of the shares of Crop Growers Common Stock owned by him. In the event Hemmingson wishes to enter into a sale with an identified purchaser, he must offer the subject shares to FFIC on a first refusal basis. This right of first refusal is subject to certain exemptions, including open market sales within certain manner of sale provisions and volume limitations contained in Rule 144 under the Securities Act of 1933, as amended ("Rule 144").

          Any purchases of Crop Growers Common Stock by FFIC under the agreement are subject to regulatory approval. The agreement will automatically terminate upon the earliest to occur of seven specified conditions.

          The foregoing summary of the Hemmingson Right of First Refusal Agreement does not purport to be complete and is qualified in its entirety by reference to the Hemmingson Right of First Refusal Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

          (iii) Right of First Offer and First Refusal Agreement, dated as of September 23, 1996, between FFIC, Crop Growers and Gary A. Black (the "Black Right of First Refusal Agreement"). Under this agreement, Black granted to FFIC certain first offer and first refusal rights with respect to shares of Crop Growers Common Stock owned by Black. In the event Black wishes to sell shares of Crop Growers Common Stock but does not have a particular buyer or transaction in mind, he may offer for sale to FFIC any amount of the shares of Crop Growers Common Stock owned by him. In the event Black wishes to enter into a sale with an identified purchaser, he must offer the subject shares to FFIC on a first refusal basis. This right of first refusal is subject to certain exemptions, including open market sales within certain manner of sale provisions and volume limitations contained in Rule 144.

          Any purchases of Crop Growers Common Stock by FFIC under the agreement are subject to regulatory approval. The agreement will automatically terminate upon the earliest to occur of seven specified conditions.

          The foregoing summary of the Black Right of First Refusal Agreement does not purport to be complete and is qualified in its entirety by reference to the Black Right of First Refusal Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

          (iv) Acquisition Agreement, dated March 5, 1997, between Crop Growers and FFIC. The Acquisition Agreement provides for the merger of a subsidiary or affiliate of FFIC into Crop Growers, with Crop Growers being the surviving corporation. In the Acquisition, the common stockholders of Crop Growers will be entitled to receive cash in the amount of $10.25 per share, the holders of options to acquire shares of Crop Growers Common Stock will receive cash in an amount equal to the difference between $10.25 and the option exercise price for each option held, and FFIC or an affiliate of FFIC will become the holder of all of the outstanding Common Stock and rights to acquire Common Stock of Crop Growers.

          Pursuant to the Acquisition Agreement, Crop Growers has agreed that Crop Growers and its subsidiaries or representatives will not, directly or indirectly, take any action to encourage, solicit or initiate discussions or negotiations with, or furnish any non-public information to, any entity or group (other than certain "excepted contacts" agreed to by Crop Growers and FFIC, but with respect to the excepted contacts, only through March 28, 1997) in connection with any merger, consolidation, sale of assets representing 15% or more of the consolidated assets of Crop Growers and its subsidiaries, sale of securities representing 15% or more of the votes attached to the outstanding securities of Crop Growers or similar transactions involving Crop Growers or its subsidiaries (an "Acquisition Transaction").

          Notwithstanding the limitation described in the foregoing paragraph, Crop Growers may furnish certain information to any third party, and may negotiate and participate in discussions and negotiations with such third party concerning an Acquisition Transaction if such third party has on an unsolicited basis submitted a bona fide offer or proposal to Crop Growers, provided that if such offer or proposal is received after March 28, 1997, the Board of Directors of Crop Growers must first make a determination in good faith, after hearing advice of its outside counsel, that such action is necessary in order for the Board of Directors to comply with its fiduciary duties under applicable law. Crop Growers has agreed to immediately communicate to

FFIC the receipt of any third party solicitation, proposal or bona fide inquiry that it may receive as well as a copy thereof and all other particulars thereof.

          Under the Acquisition Agreement, Crop Growers has agreed to use its best efforts to take all action necessary in accordance with applicable law and its charter documents to call a meeting of its stockholders as promptly as practicable to consider and vote upon the approval of the Acquisition. The Board of Directors has agreed to recommend and declare advisable to the Crop Growers stockholders such approval and Crop Growers has agreed to take all lawful action to solicit and obtain approval of the Crop Growers stockholders. The Acquisition Agreement provides that neither the Board of Directors of Crop Growers nor any committee of such Board of Directors shall (a) withdraw or modify the approval or recommendation by the Board of Directors of the Acquisition, (b) approve or recommend any proposed Acquisition Transaction other than the Acquisition, or (c) cause Crop Growers to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to any proposed Acquisition Transaction other than the Acquisition.

          Notwithstanding the limitations described above, through March 28, 1997, the Board of Directors of Crop Growers may withdraw or modify it approval or recommendation of the Acquisition, approve or recommend a superior proposal (as determined by the Board of Directors in good faith after advice of a nationally recognized financial advisor) or terminate the Acquisition Agreement, but in each case only concurrently with the payment of a break-up fee of $2,400,000 (the "Break-up Fee"). After March 28, 1997, the Board of Directors of Crop Growers may withdraw or modify it approval or recommendation of the Acquisition, approve or recommend a superior proposal or terminate the Acquisition Agreement, but in each case only concurrently with the payment of the Break-up Fee plus reimbursement of FFIC's expenses relating to the Acquisition and after a determination in good faith, after hearing advice of its outside counsel, that such action is necessary in order for the Board of Directors to comply with its fiduciary duties to stockholders under applicable law.

          The Acquisition Agreement contains various representations and warranties of the parties thereto. These include representations and warranties of Crop Growers with respect to corporate existence and power, corporate authorization, governmental consents and approvals, capitalization, subsidiaries, Commission reports, absence of certain changes and other matters.

          FFIC has also made certain representations and warranties with respect to corporate existence and power, corporate authorization, governmental consents and approvals and other matters.

          Except as expressly contemplated in the Acquisition Agreement, from the date of the Acquisition Agreement until the earlier of the consummation of the Acquisition or the termination of the Acquisition Agreement, Crop Growers has agreed, with respect to itself and its subsidiaries, to (w) operate its businesses in the ordinary course of business, (x) not take any action that could reasonably be expected to jeopardize any of its material contracts or its good standing with all applicable Departments of Insurance and similar regulatory agencies, (y) not take any extraordinary action, and
(z) not
declare, set aside or pay any dividend (other than stated dividends on its preferred stock) or other distribution in respect of its capital stock, whether in stock, cash or other property, or issue any capital stock or any right to acquire, convert into or exchange for capital stock except pursuant to stock options outstanding on the date of the Acquisition Agreement. Crop Growers also agreed that, in the event that it adopts a "rights plan," "poison pill" or similar plan or arrangement, it will include a provision expressly exempting FFIC from the operation thereof.

          Crop Growers has agreed that the record date for determining stockholders entitled to vote on the Acquisition or any third party proposed Acquisition Transaction will be no earlier than 10 business days after FFIC's receipt of all required approvals under the insurance holding company laws of states with applicable jurisdiction, and the expiration of the applicable waiting period under the HSR Act, with respect to FFIC's purchase of Crop Growers Common Stock from Hemmingson and Black under the Right of First Refusal Agreements. In the event of a proposed Acquisition Transaction submitted by a third party, this record date provision shall not require Crop Growers to set a record date later than December 31, 1997.

          Crop Growers has agreed to afford FFIC and its representatives access during normal business hours prior to the consummation of the Acquisition to the properties, books, contracts, commitments and records, of Crop Growers and its subsidiaries and during such period furnish FFIC with such other information concerning its business, properties and personnel as FFIC may reasonably request.

          Pursuant to the Acquisition Agreement, the respective obligations of each party to consummate the Acquisition are subject to the satisfaction of the following conditions: (a) all waivers, consents, authorizations, orders, approvals or expiration of waiting periods required under any applicable law or contract to be obtained by any of the parties in order to consummate the Acquisition shall have been obtained, (b) the representations and warranties of the parties shall be true and correct in all respects as of the time the Acquisition is consummated, (c) no injunction, restraining order or other order of any federal or state court which prevents the consummation of the Acquisition shall be in effect, (d) no statute, rule or regulation shall have been enacted by any state or governmental agency that would prevent the consummation of the Acquisition and (e) the Crop Growers stockholders shall have approved the Acquisition.

          The Acquisition Agreement may be terminated and the Acquisition contemplated therein may be abandoned at the earlier of (u) such time as the parties shall mutually agree, (v) at the option of Crop Growers, on or after December 31, 1997, if by that date all of the conditions set forth in Section 10 of the Acquisition Agreement shall have not been satisfied or waived, (w) at the option of FFIC, on or after December 31, 1997, if by that date all of the conditions set forth in Section 11 of the Acquisition Agreement shall have not been satisfied or waived, (x) at the option of Crop Growers in accordance with
Section 3(c) of the Acquisition Agreement, provided that Crop Growers complies with certain conditions, including, without limitation, payment of the Break-up Fee, (y) at the option of FFIC, if the Board of Directors of Crop Growers, among other things, fails to recommend that the stockholders of Crop Growers vote in favor of the Acquisition or approves or recommends a proposed Acquisition Transaction other than the

Acquisition, and (z) at the option of any of the parties thereto if the stockholders of Crop Growers do not approve the Acquisition.

          Under the Acquisition Agreement, effective as of the closing of the Acquisition, the Board of Directors of Crop Growers will consist of nominees selected by FFIC.

          The foregoing summary of the Acquisition Agreement does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference.

          (v) Consent Agreement, dated March 5, 1997, between Crop Growers and FFIC (the "Consent Agreement"). As discussed above, the Stock Purchase Agreement contains a "standstill" provision which, in general terms, requires Crop Growers to consent to any FFIC acquisition of Common Stock which results in FFIC holding greater than 20% of the outstanding Common Stock of Crop Growers. Under the terms of the Consent Agreement, Crop Growers gave its consent to the extent required to FFIC's acquisition of more than 20% of the outstanding shares of Crop Growers Common Stock under the standstill provision and for purposes of Section 203 of the Delaware General Corporation Law.

          Under the Consent Agreement, FFIC agreed, with respect to any shareholder vote on an acquisition or other specified transactions, to vote its shares which exceed 20% of the voting power of Crop Growers outstanding securities in accordance with the pro rata voting of other Crop Growers stockholders who are not "interested stockholders" of Crop Growers under Section 203 of the Delaware General Corporation Law.

          In addition, the Consent Agreement contains a provision which amends the standstill provision of the Stock Purchase Agreement. Under this provision, the restrictions of the standstill provision will immediately terminate at the time when any person or group (as defined in Commission regulations) publicly announces an intention to make or makes or commences a tender or exchange offer, other than a tender exchange offer which has been approved by the Board of Directors of Crop Growers before the earliest to occur of such announcement, making or commencement, for more than 15% of the outstanding Crop Growers Common Stock.

          The foregoing summary of the Consent Agreement does not purport to be complete and is qualified in its entirety by reference to the Consent Agreement, a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference.

          (vi) Letter of Intent re Revolving Credit Working Capital Facility, dated March 5, 1997, between FFIC and Crop Growers (the "Letter of Intent"). Pursuant to the Letter of Intent, and as an express condition of the Acquisition Agreement, FFIC has agreed to extend a $15 million revolving credit working capital facility (the "Revolving Credit Facility") to Crop Growers in the event that Crop Growers, after using its reasonable best efforts, is unable to obtain a working capital facility from a commercial bank or banks on reasonable terms not involving any guarantee or similar support by FFIC, by March 31, 1997.

          The terms and conditions of the Revolving Credit Facility call for a term of one year, no fees, monthly interest payments payable in arrears on the first day of each month and no prepayment penalty. The interest rate is to be the Bank of America Base Rate. The Revolving Credit Facility is to be secured by a pledge of all Crop Growers assets, including a security interest in expiration rights and records of Crop Growers and each of its agency subsidiaries. The maintenance of financial ratios and minimum tangible net worth will be set forth in the definitive documentation.

          The foregoing summary of the Letter of Intent does not purport to be complete and is qualified in its entirety by reference to the Letter of Intent, a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Right of First Offer and First Refusal Agreement, dated as of September 23, 1996, between Fireman's Fund Insurance Company, Crop Growers Corporation and John J. Hemmingson.

Exhibit 2 Right of First Offer and First Refusal Agreement, dated as of September 23, 1996, between Fireman's Fund Insurance Company, Crop Growers Corporation and Gary A. Black.

Exhibit 3 Acquisition Agreement, dated March 5, 1997, between Crop Growers Corporation and Fireman's Fund Insurance Company.

Exhibit 4 Consent Agreement, dated March 5, 1997, between Crop Growers Corporation and Fireman's Fund Insurance Company.

Exhibit 5 Letter of Intent re Revolving Credit Working Capital Facility, dated March 5, 1997, between Fireman's Fund Insurance Company and Crop Growers Corporation.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 10, 1997

                                   FIREMAN'S FUND INSURANCE COMPANY



                                   By   /s/ Thomas A. Swanson
                                        -----------------------------------
                                        Thomas A. Swanson
                                        Senior Vice President, General Counsel
                                        and Corporate Secretary

                               INDEX TO EXHIBITS


Exhibit
Number             Description
------             -----------

Exhibit 1 Right of First Offer and First Refusal Agreement, dated as of September 23, 1996, between Fireman's Fund Insurance Company, Crop Growers Corporation and John J. Hemmingson.

Exhibit 2 Right of First Offer and First Refusal Agreement, dated as of September 23, 1996, between Fireman's Fund Insurance Company, Crop Growers Corporation and Gary A. Black.

Exhibit 3 Acquisition Agreement, dated March 5, 1997, between Crop Growers Corporation and Fireman's Fund Insurance Company.

Exhibit 4 Consent Agreement, dated March 5, 1997, between Crop Growers Corporation and Fireman's Fund Insurance Company.

Exhibit 5 Letter of Intent re Revolving Credit Working Capital Facility, dated March 5, 1997, between Fireman's Fund Insurance Company and Crop Growers Corporation.